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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2011 (MM/DD/YY) AND ENDING MARCH 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: INTERNATIONAL FINANCIAL SOLUTIONS, INC.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 PERIMETER CENTER NORTH, SUITE 300
(No. and Street)

ATLANTA	GA	30346
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXYS MCKENZIE **678-690-8526**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ALEXYS MCKENZIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or INTERNATIONAL FINANCIAL SOLUTIONS, INC., as of MARCH 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature


SARAH R. BESHERS
MY COMMISSION
NOTARY
PUBLIC
EXPIRES
05-13-2013
GWINNETT COUNTY, GEORGIA

PRESIDENT

Title



Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2012

INTERNATIONAL FINANCIAL SOLUTIONS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders'
International Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of International Financial Solutions, Inc. as of March 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Financial Solutions, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on page 11 & 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
June 1, 2012

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

Assets:	
Cash	$ 504,783
Deposits with clearing broker	100,000
Commission receivable	140,109
Other receivables	91,000
Securities owned, at fair value	86,478
Furniture and equipment at cost, less accumulated depreciation $2,449	3,936
Other assets	71,577
	$ 997,883

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 62,817
Commissions and wages payable	348,056
Due to clearing broker	7,401
	418,274
Stockholders' equity:	
Common stock, no par value; 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	25,000
Additional paid-in capital	348,085
Retained earnings	206,524
	579,609
	$ 997,883

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2012

Revenues:	
Commissions and fees	$ 3,084,432
Loss on principal transactions	(9,695)
Other income	108
Total revenues	3,074,845
Expenses:	
Clearing fees	259,054
Compensation and commissions	1,942,310
Professional fees	82,610
Regulatory fees	92,634
Occupancy	24,768
Other operating expenses	365,799
Total expenses	2,767,175
Net income (loss)	$ 307,670

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, March 31, 2011	10,000,000	$ 25,000	$ 348,085	$ 73,546	$ 446,631
Net income	-	-	-	307,670	307,670
Stockholder distribution	-	-	-	(174,692)	(174,692)
Balances, March 31, 2012	10,000,000	$ 25,000	$ 348,085	$ 206,524	$ 579,609

The accompanying notes are an integral part of these financial statements

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2012

Subordinated borrowings at April 1, 2011	$ -
Increases	-
Decreases	-
Subordinated borrowings at March 31, 2012	$ -

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2012

Cash flows from operating activities:	
Net income (loss)	$ 307,670
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	1,277
(Increase) decrease in:	
Commissions receivable	(43,238)
Other receivables	1,500
Other assets	(51,484)
Marketable securities	(30,137)
	-
Increase (decrease) in:	
Accounts payable and accrued liabilities	44,574
Commissions payable	280,246
Due to clearing broker	7,401
Net cash provided by operating activities	517,809
Cash flows from financing activities:	
Stockholder distribution	(174,692)
Net cash used by financing activities	(174,692)
Net increase in cash and cash equivalents	343,117
Cash and cash equivalents at beginning of period	161,666
Cash and cash equivalents at end of period	$ 504,783
Supplementary disclosure of cash flow information	
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2012

Note 1 – Summary of Significant Accounting Policies

Nature of Business

International Financial Solutions, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in September 1993 and brokerage activity is transacted on a fully disclosed basis through clearing brokers.

The Company's commission income is derived from purchases and sales of securities on behalf of customers. The Company operations also consist of receiving commissions from transactions with mutual funds from various houses, REITs, and annuity and life insurance sales.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Related Party Transactions

Through common ownership and management, the Company is affiliated with International Financial Solutions, LLC ("the LLC") and IFS Advisory, a registered investment advisor. The Company formerly had a management agreement with the LLC which it terminated in March 2011 and paid all its own expenses for the year ended March 31, 2012.

Note 3 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	3/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 86,478	$ 86,478	$ -	$ -

Note 4 – Contingencies

The Company leases furnished office space which includes usage for, telephone, high speed internet, fax and a time share conference room. Monthly rent varies based on base rent plus usage with discount. The lease expires on April 30, 2012. Rent expense under this agreement was $18,617 for the year ended March 31, 2012. The Company renewed the lease effective May 1, 2012 for one year at a monthly base fee of $2,449, but may vary depending on usage.

The minimum future lease payment under the new lease is as follows:

2013	$ 26,939
Thereafter	2,449
	$ 29,388

The Company has been named as a defendant in a lawsuit filed by a former registered representative alleging the Company improperly withheld payment of commissions. Subsequent to March 31, 2012, the Company settled the matter. The amount paid of $160,900 is included in accrued commissions at March 31, 2012. Additionally, the same registered representative filed a suit in Federal court alleging defamation and interference with contractual relationship. The claim is for $75,000 and outside counsel represents that it is estimable and probable that the Court will not award monetary damages and defer to the jurisdiction of FINRA. As the Company cannot estimate a likely outcome and intends to contest the case vigorously an accrual has not been recorded by the Company at March 31, 2012. The same registered representative is seeking to conduct an expedited arbitration before FINRA to recover damages allegedly sustained as a result of information published by the Company pursuant to the representative's separation from the Company. The Company intends to contest the case vigorously on the merits and cannot estimate the likelihood of the outcome or the amount or range of any potential loss, therefore it has not accrued a liability in this matter.

The Company has been named in an arbitration claim filed against it by another former registered representative for which the Company was served subsequent to March 31, 2012. In this case, the representative seeks an accounting of, and payment for, commissions that were allegedly improperly withheld from him. The outstanding claim is for $15,769. The claim is in the early stages and the Company is unable to estimate the likelihood of a favorable or unfavorable outcome or the amount or range of any potential loss therefore a liability has not been recorded.

Note 5 – Clearing Agreement With Off-Balance-Sheet Credit Risk

In order to facilitate securities transactions, the Company entered into an agreement with two other broker/dealers (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

Note 5 – Clearing Agreement With Off-Balance-Sheet Credit Risk (continued)

In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase or sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealers. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealers. Termination fees and other items are included therein.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $100,000, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2012, the Company's had excess net capital of $299,814 and an aggregate indebtedness net capital ratio of 1.0462 to 1.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through June 1, 2012, the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2012 requiring disclosure.

INTERNATIONAL FINANCIAL SOLUTIONS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF MARCH 31, 2012

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 579,609
Deductions:	
Non-allowable assets	
Advance to Broker	91,000
Due from Reps	33,072
Prepaid	38,505
Fixed Assets	3,936
Direct Business (net payable)	3,857
Total non-allowable assets	170,370
Net capital before haircuts and securities positions	409,239
Haircuts:	
Securities positions	9,425
Net capital	399,814
Minimum net capital requirements:	
Minimum dollar net capital for this broker-dealer	100,000
Net capital in excess of required minimum	$ 299,814
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of March 31, 2012)	
Net capital, as reported in Company's Part IIA Focus Report	$ 453,051
Adjustments:	
Accounts payable and accrued liabilities	(53,237)
Net capital, per March 31, 2012 audited report, as filed	$ 399,814

INTERNATIONAL FINANCIAL SOLUTIONS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2012

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 62,817
Commissions payable	$ 348,056
Due to clearing broker	7,401
Aggregate indebtedness	$ 418,274
Ratio of aggregate indebtedness to net capital	1.0462 to 1

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2012

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
International Financial Solutions, Inc.

In planning and performing our audit of the financial statements of International Financial Solutions, Inc. (the Company) as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control or control activities that we consider to be material deficiencies, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of International Financial Solutions, Inc. as of and for the year ended March 31, 2012. The material deficiencies are as follows:

- The general ledger as initially presented contained only disbursement amounts with no detail as to the nature of the expense or disbursement, such as names and descriptions of payees. There were numerous transactions posted by journal entry for which detail was not readily available as part of the journal entry.
- The bank reconciliation did not account for outstanding checks. Items were posted to match the respective bank statements.
- Commission receivable was recorded initially from an incorrect schedule.
- There were numerous vendor payables not recorded at year end that pertained to the period ending March 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
June 1, 2012

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
International Financial Solutions, Inc.
303 Perimeter Center North, Suite 300
Atlanta, GA 30346

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by International Financial Solutions, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating International Financial Solutions, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). International Financial Solutions, Inc.'s management is responsible for the International Financial Solutions, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Olsen and Company, PA

June 1, 2012

Amended

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049020 FINRA MAR
INTERNATIONAL FINANCIAL SOLUTIONS INC
303 PERIMETER CTR N STE 300
ATLANTA GA 30346-3401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken George 603-380-5435

2. A. General Assessment (item 2e from page 2) $ 4,811
   B. Less payment made with SIPC-6 filed (exclude interest) (3,204)
   12/2/11
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,607
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum <1,945> *
   F. Total assessment balance and interest due (or overpayment carried forward) $ 338
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $(338)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

* Payment made on 4/27/12 with original SIPC-7.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ______________________
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ____________, 20 ____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Amended

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1, 2011 and ending 3/31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,074,845
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	9,695
Total additions	9,695
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	805,412
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	259,054
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	95,846
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,160,312
2d. SIPC Net Operating Revenues	$ 1,924,228
2e. General Assessment @ .0025	$ 4,811
	(to page 1, line 2.A.)